Exhibit 99.1

CNH Industrial N.V.

25 St. James’s Street

London, SW1A 1HA

United Kingdom

CNH Industrial announces changes to its Board of Directors

London, September 2, 2022

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) today announces that John Lanaway has retired from the Company’s Board of Directors with immediate effect for health reasons.

Mr. Lanaway has served on CNH Industrial’s Board, and that of its predecessor companies since his initial appointment in 2006.

“I would like to sincerely thank John for his over 15 years of service as a member of CNH Industrial’s board. His wise counsel and keen financial oversight have been invaluable to the Board and his significant contributions to the Company will be his enduring legacy,” said Suzanne Heywood, Chair, CNH Industrial. “We are grateful for his fellowship and thankful for his service.”

Karen Linehan has been appointed as Mr. Lanaway’s successor as Chair of the Audit Committee.

CNH Industrial (NYSE: CNHI / MI: CNHI) is a world-class equipment and services company. Driven by its purpose of Breaking New Ground, which centers on Innovation, Sustainability and Productivity, the Company provides the strategic direction, R&D capabilities, and investments that enable the success of its global and regional Brands. Globally, Case IH and New Holland Agriculture supply 360° agriculture applications from machines to implements and the digital technologies that enhance them; and CASE and New Holland Construction Equipment deliver a full lineup of construction products that make the industry more productive. The Company’s regionally focused Brands include: STEYR, for agricultural tractors; Raven, a leader in digital agriculture, precision technology and the development of autonomous systems; Flexi-Coil, specializing in tillage and seeding systems; Miller, manufacturing application equipment; Kongskilde, providing tillage, seeding and hay & forage implements; and Eurocomach, producing a wide range of mini and midi excavators for the construction sector, including electric solutions. Across a history spanning over two centuries, CNH Industrial has always been a pioneer in its sectors and continues to passionately innovate and drive customer efficiency and success. As a truly global company, CNH Industrial’s 37,000+ employees form part of a diverse and inclusive workplace, focused on empowering customers to grow, and build, a better world.

For more information and the latest financial and sustainability reports visit: cnhindustrial.com

For news from CNH Industrial and its Brands visit: media.cnhindustrial.com

Contacts:

Media Relations

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com